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                          ACTO DIGITAL VIDEO U.S.A INC.
                               275 Madison Avenue
                                    6th Floor
                            New York, New York 10016

BY FEDEX
--------


United States Securities
and Exchange Commission
Office of Small Business
Mail Stop 0304
450 Fifth Street, N.W.
Washington, D.C. 20549

            Attention:   Mr. Kurt K. Murao

                   Re:   Acto Digital Video U.S.A. Inc.
                         Registration Statement on Form SB-2
                         File Number: 333-101960

Gentlemen:

         Acto Digital Video U.S.A. Inc. ("Acto USA") hereby requests permission to withdraw its Registration Statement on Form SB-2 pursuant to Rule 259. To our knowledge, no shares offered by the selling shareholders under the Registration Statement have been bought or sold and there is no market for such shares.

         Acto USA has become aware of misappropriation of funds by its former Chief Financial Officer, a resident of the People's Republic of China (the "PRC"). Criminal charges have been filed against such former Chief Financial Officer in the PRC. Based upon our internal investigation, we believe that our financial statements may be incorrect and we are unable to correct such financial statements at this time.

         We appreciate your contacting our counsel in the United States, Jon Gardner, at 716-845-6000, if you have questions or would like to discuss this matter.

                                    Very truly yours,

                                    ACTO DIGITAL VIDEO U.S.A INC.



                                    By:    Jing Xie
                                       --------------------------
                                           Jing Xie
                                           President


Cc:   Jonathan H. Gardner